File No. 70-8993

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C.  20549

__________________________________________
AMENDMENT NO. 3 TO
FORM U-1 DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
____________________________________________

Cinergy Corp.
139 East Fourth Street
Cincinnati, Ohio  45202

(Name of company filing this statement
and address of principal executive office)

Cinergy Corp.

(Name of top registered holding company parent)

William L. Sheafer
Treasurer
Cinergy Corp.
(address above)
(Name and address of agent of service)

Applicant requests that the Commission send copies of all notices, orders and communications in connection herewith to:

Jerome A. Vennemann                       James R. Lance
Associate General Counsel                 Manager - Corporate Finance
Cinergy Corp.                             & Financial Risk Management
(address above)                           Cinergy Corp. (address above)

William T. Baker, Jr.
Reid & Priest LLP
40 West 57th Street
New York, New York  10019

The declaration in this proceeding as previously amended is hereby amended and restated in its entirety as set forth below.

Item 1.  Description of Proposed Transactions

A.     Summary of Requested Authorization

       Cinergy Corp. ("Cinergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), requests authorization to issue and sell from time to time through December 31, 2002 unsecured debt securities (the "Debentures") in an aggregate principal amount not to exceed $400 million at any time outstanding, subject to an aggregate indebtedness limitation currently applicable to Cinergy by prior Commission order.

       Cinergy proposes to apply the net proceeds from the issue and sale of the Debentures to repay certain short-term indebtedness - namely, short-term indebtedness incurred to finance Cinergy's 50% equity interest in Midlands Electricity plc ("Midlands"), a U.K. regional electricity company and foreign utility company ("FUCO") within the meaning of section 33 of the Act - and to refinance Debentures outstanding from time to time.

       Cinergy proposes to use various interest rate risk management instruments in connection with the issuance and sale of the Debentures.

B.     Acquisition Debt

       At March 31, 1997, Cinergy had outstanding approximately $534 million in aggregate principal amount of short-term indebtedness (Cinergy's only outstanding indebtedness), comprised exclusively of unsecured bank loans./1/ Of that figure, approximately $485 million represented short-term bank debt incurred to finance Cinergy's indirect 50% ownership interest in Midlands (such short-term debt, "Acquisition Debt").

       Cinergy acquired its interest in Midlands in 1996 in a joint venture transaction with GPU, Inc. Acting through Avon Energy Partners plc, a jointly-owned special-purpose entity created for such purpose, Cinergy and GPU commenced their cash tender offer to acquire Midlands in May 1996 and completed the acquisition in the third quarter of 1996.

       Cinergy used unsecured short-term bank debt to finance the acquisition of its entire approximate $503 million equity investment in Midlands, with (i) Cinergy originally borrowing $471 million of short-term funds under a Credit Agreement, dated May 6, 1996 ("Cinergy Corp. Barclays Credit Agreement"), with certain banks and Barclays Bank plc ("Barclays") as administrative agent, and (ii) Cinergy UK, Inc., a special-purpose indirect wholly-owned subsidiary of Cinergy, originally borrowing $32 million of short-term funds under a Credit Agreement, dated May 6, 1996, with Barclays as administrative agent.

       For further information with respect to Cinergy's acquisition and financing of its interest in Midlands, see Cinergy's application-declaration as amended in File No. 70-9011.

C.     Terms of Debentures

       Cinergy proposes to issue and sell from time to time through December 31, 2002 up to $400 million principal amount of Debentures in one or more series, subject to the aggregate debt limitation specified in Item 1.D below. The Debentures (a) will not be convertible into any other securities of Cinergy, (b) will have maturities ranging from two to 40 years, (c) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above the principal amount thereof, and (d) may be entitled to mandatory or optional sinking fund provisions. In addition, Cinergy may have the right from time to time to defer the payment of interest on the Debentures of one or more series (which may be fixed or floating or "multi-modal" debentures, i.e., debentures where the interest is periodically reset, alternating between fixed and floating interest rates for each reset period), with all accrued and unpaid interest (together with interest thereon) becoming due and payable at the end of each such extension period. The Debentures will be issued under an indenture (the "Indenture") to be entered into between Cinergy and The Fifth Third Bank, an Ohio banking corporation, as trustee (the "Trustee," including any successor trustee appointed pursuant to the Indenture), with a supplemental indenture to be executed in respect of each separate offering of one or more series of Debentures (each, a "Supplemental Indenture"). Forms of Debenture, Indenture and Supplemental Indenture are filed herewith as Exhibits A-1, A-2 and A-3 respectively.

       Cinergy contemplates that the initial series of Debentures would be issued and sold directly to one or more purchasers in privately negotiated transactions or to one or more investment banking or underwriting firms or other entities who would resell the Debentures without registration under the Securities Act in reliance upon one or more applicable exemptions from registration thereunder. A form of Purchase Agreement with respect to such anticipated private offerings of Debentures through investment banking or underwriting firms is filed herewith as Exhibit B-1. From time to time Cinergy may also issue and sell the Debentures of one or more series to the public either (i) through underwriters selected by negotiation or competitive bidding or (ii) through selling agents acting either as agent or as principal for resale to the public either directly or through dealers.

       The maturity dates, interest rates, redemption and sinking fund provisions, if any, with respect to the Debentures of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding and reflected in the applicable Supplemental Indenture and Purchase Agreement or underwriting agreement setting forth such terms; provided, however, that (1) Cinergy will not issue and sell any Debentures
(a) at a price higher than 102% or lower than 98% of the applicable principal amount thereof or (b) at interest rates in excess of those generally obtainable at the time of pricing or repricing of such Debentures for securities having the same or reasonably similar maturities and having reasonably similar terms, conditions and features issued by utility companies or utility holding companies of the same or reasonably comparable credit quality; and (2) any placement, underwriting and selling agent fees, commissions and discounts to be paid by Cinergy in connection with the issue and sale of any series of Debentures will not exceed 3.5% of the aggregate principal amount thereof.

       Finally, Cinergy undertakes that without further Commission authorization it will not issue any Debentures that are not at the time of original issuance rated at least investment grade by a nationally recognized statistical rating organization.

D.     Applicability of Aggregate Debt Limitation

       The Debentures would be issued and sold in an aggregate principal amount not to exceed $400 million at any time outstanding, subject to the aggregate limitation on outstanding Cinergy indebtedness ("Cinergy Corp. Debt Limitation") imposed by the Commission in its order issued in File No. 70-8521 on March 12, 1996 (Release No. 35-26488), together with any further order or orders of the Commission that may raise or lower the Cinergy Corp. Debt Limitation. Currently, the Cinergy Corp. Debt Limitation is $1 billion and applies to certain short-term bank borrowings, commercial paper, letter of credit transactions and guarantees/2/ issued and sold from time to time generally through December 31, 1999. Cinergy anticipates that it will shortly file with the Commission an application seeking to increase the Cinergy Corp. Debt Limitation and to issue additional shares of common stock./3/

E.     Use of Proceeds/Source of Funds

       Cinergy proposes to use the proceeds from the issue and sale of the Debentures, after deduction of any applicable fees, commissions and expenses, to repay Acquisition Debt and to refinance Debentures outstanding from time to time.

       Cinergy anticipates that all or a significant portion of the interest due on the Debentures would be paid from internally generated funds, including dividends from subsidiaries. Cinergy expects that the principal of and premium, if any, on the Debentures would be paid from proceeds of additional series of Debentures or shares of Cinergy common stock or from internally generated funds, including any combination of the foregoing.

F.     Interest Rate Risk Management

       In connection with the issuance and sale of the Debentures, Cinergy proposes to mitigate interest rate risk through the use of interest rate management instruments commonly used in today's capital markets, consisting of interest rate swaps, caps, collars, floors, options, forwards, futures and similar products designed to manage and minimize interest costs. Cinergy expects to enter into these agreements with counterparties that are highly rated financial institutions. The transactions will be for fixed periods and stated notional amounts.

       Fees, commissions and annual margins in connection with any interest rate management agreements will not exceed 100 basis points in respect of the principal or notional amount of the related Debentures or interest rate management agreement. In addition, with respect to options (such as caps and collars), Cinergy may pay an option fee which would not exceed 10% of the principal amount of the Debentures covered by the option.

G.     Benefits of Proposed Transactions

       The proposed Debentures are a prudent financing instrument, appropriate in the ordinary course of Cinergy's business, and not detrimental to the interests of Cinergy's shareholders and customers or the public. This conclusion rests on the following considerations:

       1. The sole purpose of the Debentures is to refinance Acquisition Debt and Debentures outstanding from time to time; therefore, the consolidated debt level of the Cinergy system, including short-term debt - which is consistent with that of a BBB' rated utility - will not increase as a result of the proposed transactions.

       2. The Debentures will be investment grade securities.

       3. Debentures afford significant financial benefits and are widely used in the electric utility industry.

       4. Cinergy has two direct avenues for long-term refinancing of Acquisition Debt: common stock and longer-term debt securities such as the
Debentures.  Given the specific purpose at hand   to refinance short-term
debt incurred to finance Cinergy's ownership interest in an exempt FUCO
investment, Midlands Electricity plc   the Debentures are a more
appropriate refinancing vehicle than common stock.

       5. Cinergy will be able to meet its interest obligations on the Debentures and to make payments when due of the principal of and premium, if any, on the Debentures without adversely affecting Cinergy's domestic utility subsidiaries.

       These factors are discussed in detail below.

       1. The Debentures will be issued exclusively to refinance Acquisition Debt and outstanding series of Debentures and will be subject to the Cinergy Corp. Debt Limitation.

       As stated previously, Cinergy proposes (1) to issue and sell the Debentures for the sole purpose of refinancing Acquisition Debt and outstanding series of Debentures and (2) in connection therewith to include the principal amount of any Debentures in calculating Cinergy's aggregate indebtedness for purposes of the Cinergy Corp. Debt Limitation. In other words, Cinergy in the first instance would merely substitute longer term unsecured debt for an equal amount of outstanding short-term unsecured bank debt; moreover, on a pro forma basis, Cinergy's outstanding debt would not increase.

       At March 31, 1997, the total debt (including short-term debt)/total capital ratio of Cinergy on a consolidated basis was 54.4 %. This debt level is well within the Standard & Poor's ("S&P") average for BBB'-rated electric utilities, i.e., a total debt/total capital ratio within the range of 48% to 59%.

       2.   The Debentures will be investment grade securities.

       The Debentures will not be speculative securities. Cinergy has committed that any Debentures it issues will be rated at least investment grade at the time of original issuance by a nationally recognized statistical rating organization.

       In that regard, all of the major rating agencies have assigned investment grade ratings to senior debt obligations of Cinergy, which would include the Debentures. Specifically, on May 5, 1997, S&P issued a letter to Cinergy assigning a corporate credit rating of BBB+' to senior debt obligations of Cinergy. On May 29, 1997, Fitch Investors Service issued a press release assigning an implied BBB+' senior unsecured rating covering up to $400 million of Cinergy debt. On May 30, 1997, Moody's Investors Service issued a letter to Cinergy assigning a Baa2' indicative rating to Cinergy senior long-term debt. Finally, on June 4, 1997, Duff & Phelps Credit Rating Co. issued a press release assigning a BBB+' corporate credit rating for Cinergy.

       3. Debentures afford significant financial benefits and are widely used in the electric utility industry.

       As enumerated below, the Debentures will enable Cinergy to realize important financial benefits unavailable through an exclusive reliance on short-term bank debt. These relative benefits, which may ultimately include lower all-in financing costs but extend beyond that single criterion, help to explain why debentures are a widely used financing vehicle by electric utilities and electric utility holding companies. Just in the period from January 1, 1996 through May 31, 1997, electric utilities and electric utility holding companies issued in excess of $4.5 billion principal amount of unsecured long-term debt, not including private sales for which no information is available.

       With regard to the asserted benefits of debentures, in the first place, because Cinergy financed the acquisition of its equity investment in Midlands solely with short-term debt, and has continued to finance its investment in Midlands entirely with short-term debt, Cinergy has been and continues to be exposed to potential fluctuations in short-term interest rates. Given that Cinergy's equity investment in Midlands amounts to roughly half a billion dollars, this exposure is significant.

       More specifically, under the Cinergy Corp. Barclays Credit
Agreement, as amended, Cinergy may borrow short-term funds priced at various interest rates at Cinergy's option, including borrowings for terms of one, two, three or six months priced in each case at the applicable
London Interbank Offered Rate ("LIBOR") plus a spread over LIBOR. In general, all of the short-term borrowings and reborrowings by Cinergy under the Cinergy Corp. Barclays Credit Agreement have been priced using the 1-month LIBOR option (i.e., LIBOR in effect at the time of borrowing applicable to a one-month maturity plus the agreed-upon spread over LIBOR). Based on current market conditions, 1-month LIBOR and 6-month LIBOR
(including the additional spread Cinergy is required to pay under the Cinergy Corp. Barclays Credit Agreement to access either of these borrowing options) are approximately 6.0% and 6.25 %, respectively. LIBOR rates are subject to constant fluctuation based on the general level of interest rates, economic conditions and supply and demand for capital.

       To illustrate the variability of applicable LIBOR, and therefore the exposure that Cinergy has to the ultimate level of interest expense it pays, noted below is the maximum value for certain LIBOR indices during the time periods indicated:

                      Maximum Rate             Maximum Rate
                      Since 1990               Since 1985
1-mo. LIBOR           8.75%                    10.0625%
6-mo. LIBOR           8.875%                   10.6875%

       Cinergy is proposing in this application to address - and effectively obviate, to the extent of the full amount of any refinanced Acquisition Debt - this exposure to potentially volatile short-term interest rates by issuing the Debentures, which Cinergy anticipates would be priced with fixed rates of interest./4/ Based on current market conditions, Cinergy estimates that Debentures with 2-40 year maturities would be priced at a fixed coupon rate of interest between approximately 6.25% and 7.90%, respectively (excluding underwriting fees and commissions). The lower end of this range is thus quite comparable to the current rates applicable to 1- or 6-month LIBOR borrowings by Cinergy under the Cinergy Corp. Barclays Credit Agreement (see above)./5/

       The Debentures, then, would permit Cinergy to significantly reduce its current exposure to short-term interest rate swings, in exchange for applicable interest rates likely to be somewhat higher than prevailing short-term interest rates on the date of issuance. Of course, if short-term rates rise significantly, Cinergy would expect to realize net interest cost savings through having issued Debentures.

       Another important benefit of Debentures is that they are not subject to the chronic repricing risk of short-term bank debt. The common practice of continually reborrowing or "rolling-over" short-term bank loans necessarily subjects the borrower, as each proposed rollover date approaches, to the risk that, given the supply and demand ebb and flow conditions of the U.S. capital markets, the rollover or repricing may be prohibitively expensive or even effectively unavailable. For example, if the issuer must reprice short-term loans on the same day that huge capital demand exists (such as days when the U.S. Treasury is issuing securities), available interest rates offered by bank lenders are likely to be adversely affected (i.e., to be higher than otherwise would have been the case). Likewise, the short-term borrower may not be able to satisfy the applicable conditions of the existing bank credit agreement for a rollover, due to these or other external events or other circumstances that have arisen since the original advance of funds, such as adverse developments in the borrower's industry generally. In short, external or supervening events, beyond the corporate issuer's control and often difficult or impossible to anticipate, may jeopardize the ability of the borrower to reprice or reborrow expiring short-term bank loans.

       In contrast, debentures, which by definition lock-in funding rates for longer maturities, afford a level of financial security unavailable through short-term debt. It follows that debentures lend themselves to "maturity management," enabling the issuer to slot or schedule debenture maturities, at regular or staggered intervals, in a coordinated fashion consistent with the issuer's expected future capital needs.

       Still another relative advantage is that, unlike short-term bank debt, investment grade U.S. debentures generally are not saddled with restrictive covenants in the transaction documents (other than the basic obligation to make timely payments of all amounts due in respect of the debentures). For example, the Cinergy Operating Companies/6/ issued and sold over $400 million of debentures in 1995 and 1996, none of which featured restrictive covenants. This is an important benefit, since defaults under restrictive bank loan covenants may trigger cross-defaults under other agreements of the borrower or its affiliates and accelerate payment obligations under other outstanding securities of the borrower or its affiliates.

4.     Cinergy has two direct avenues for long-term refinancing of
Acquisition Debt:     common stock and Debentures.  Given the specific
purpose at hand   to refinance  short-term debt incurred to finance
Cinergy's ownership interest in an exempt      FUCO investment, Midlands
Electricity plc   the Debentures are a more appropriate  refinancing
vehicle than common stock.

       Cinergy regards its investment in Midlands as a long-term investment. The "Acquisition Debt" - the short-term debt that Cinergy originally incurred in connection with the acquisition of its equity investment in Midlands, which has been "rolled over" numerous times since the initial acquisition of shares in May 1996 with the result that such "short-term" debt effectively has been a continuous feature of Cinergy's capital structure since May 1996/7/ - was intended to serve only as a transitory vehicle or bridge pending the arrangement of permanent or long-term financing. Cinergy's ultimate aim is to finance all or most of this long-term asset on a similar basis, locking in long-term capital at known fixed costs.

       To accomplish this result, Cinergy can seek to issue either equity (Cinergy common stock) or longer-term debt securities (Debentures). Issuance of the Debentures would be preferable to issuing additional shares of common stock in light of (a) the specific purposes for which Cinergy currently needs to raise external capital, (b) the added flexibility Debentures would provide Cinergy in the future to adjust capitalization ratios depending on the levels of Cinergy's investments in non-core operations from time to time, and (c) the relative cost of capital and associated advantages of the Debentures over additional common stock.

       The traditional manner of financing the equity needs of a registered holding company's subsidiaries was through the issuance of common stock. In the classic utility holding company financing model, funding equity infusions in public utility subsidiaries by issuing "permanent" capital (i.e., holding company common stock) was generally appropriate. For decades, holding company systems experienced rapid internal growth as a result of construction of new utility plant needed to fulfill the obligation to serve new electric utility load. Equity infusions in subsidiaries were permanent, and the assumption was that equity invested in subsidiaries should be appropriately matched by "permanent" capital issued at the holding company level./8/

       Those conditions no longer exist. Cinergy's current projections indicate that Cinergy should not have to make any additional equity investments in the Cinergy Operating Companies through at least 2005. Cinergy does not currently foresee any need for construction of or investments in new generating facilities in connection with the utility business of the Cinergy Operating Companies. Rather, projected construction expenditures will be applied almost exclusively to capital improvements and expansions to existing generating facilities. In any case, the Cinergy Operating Companies will not look to Cinergy to finance those capital expenditures, but will instead rely upon their own internally generated funds or external financings.

       Cinergy's current and projected external capital needs relate primarily to investments outside its core utility business, particularly in exempt wholesale generators ("EWGs") and FUCOs among other nonutility companies. The present application is one example. And as the Commission itself has commented with regard to these types of jurisdictional financing transactions: "Traditional financing standards are not particularly suitable for EWGs, which are expected to be project-financed and generally capitalized with large amounts of nonrecourse debt."/9/

       In particular, in the context of investments outside the core utility business, it is important for a registered holding company to have greater flexibility to manage capitalization levels. Unlike its investments in domestic utility subsidiaries, a holding company's investments in nonutility subsidiaries may in fact be reduced over time as a result of sell-downs of partial interests, releveraging of project assets, and the like. Further, in the project finance context, investors typically expect to recover all invested capital through current distributions over the life of the project, and have no legal or contractual obligation to fund improvements or plant expansions. Finally, investments by holding companies in certain nonutility subsidiaries may be used to fund relatively short-lived assets. A mismatch would result if such investments were funded exclusively from common stock proceeds. Moreover, any attempt to retire or reduce outstanding common stock under circumstances such as those described above, in which the amount thereof is deemed to be excessive, could be far more costly than the cost to redeem long-term debt (even with prepayment premiums).

       Finally, if Cinergy were limited to issuing common stock rather than Debentures to refinance the entire amount of the Acquisition Debt, Cinergy could expect to experience, all other things being equal, (1) relatively greater after-tax financing costs, (2) a decline in Cinergy's earnings per share with a potential negative impact on Cinergy's stock price, (3) an increase in Cinergy's dividend payout ratio due to the higher dividend requirement for Cinergy common stock, and (4) because equity financing is more expensive than debt financing, an increase in Cinergy's overall composite cost of capital.

5.     Cinergy will be able to meet its interest obligations on the
Debentures and to     make payments when due of the principal of and
premium, if any, on the Debentures   without adversely affecting Cinergy's
domestic utility subsidiaries.

       As stated above in Item 1.E, Cinergy anticipates that all or a significant portion of the interest due on the Debentures would be paid from internally generated funds, including dividends from subsidiaries. Cinergy expects that the principal of and premium, if any, on the Debentures would be paid from proceeds of additional series of Debentures or shares of Cinergy common stock or from internally generated funds, including any combination of the foregoing.

       Just as with the short-term debt that Cinergy is currently authorized by the Commission to issue in an aggregate principal amount of
$1 billion, Cinergy's ability to meet its interest obligations on the
Debentures will depend on the earnings of its subsidiary companies   the
Cinergy Operating Companies and other subsidiaries including Midlands   and
their ability to distribute to Cinergy sufficient portions of those earnings as dividends. As explained above, the proposed Debentures would be issued to refinance Acquisition Debt and would have no impact on Cinergy's consolidated debt level. Therefore, the proposed transactions pose no issues in regard to Cinergy's ability to satisfy its payment obligations on the Debentures not already effectively addressed by the Commission in originally authorizing the Acquisition Debt in its March 1996 order (Release No. 35-26488). Since the date of that order there has been no deterioration in the financial strength of the Cinergy system of affiliated companies. Quite the contrary, the acquisition of Midlands has bolstered Cinergy's financial strength - Business Week magazine/10/ ranked Cinergy's financial performance for 1996 highest among the S&P electric utilities - without negatively impacting the credit ratings of the Cinergy Operating Companies or Cinergy itself, all of which is extensively documented in Cinergy's amended application-declaration in File No. 70-9011.

       The foregoing notwithstanding, Cinergy has submitted evidence into the record (see Exhibit H, filed under claim for confidential treatment) showing that Cinergy will have sufficient available cash flow generated by subsidiary dividends to service the interest on the Debentures and any residual Acquisition Debt without adversely affecting the Cinergy Operating Companies.

       With respect to payments of principal of and premium, if any, on the Debentures, Cinergy has the financing capability to refinance outstanding Debentures through additional series thereof or through other external securities sales, such as of additional common stock. Again, this issue is no different in substance from that presented by the Acquisition Debt; as to which, as mentioned, Cinergy has successively "rolled over" the original borrowings upon the maturity thereof.

H.     Rule 54 Analysis

       Under Rule 54, in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs and FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if the conditions in Rule 53(a), (b) and (c) are satisfied.

       As set forth below, all applicable conditions of Rule 53(a) are and, upon consummation of the proposed transactions, will be satisfied, and none of the conditions specified in Rule 53(b) exists or, as a result of the proposed transactions, will exist.

       Rule 53(a)(1): At March 31, 1997, Cinergy had invested, directly or indirectly, an aggregate of approximately $496 million in EWGs and FUCOs. The average of the consolidated retained earnings of Cinergy reported on Form 10-K or Form 10-Q, as applicable, for the four consecutive quarters ended March 31, 1997 was approximately $1 billion. Accordingly, based on Cinergy's "consolidated retained earnings" at March 31, 1997, and taking into account Cinergy's "aggregate investment" as of that date, Cinergy had available investment capacity under rule 53 of approximately $4 million.

       Rule 53(a)(2): Cinergy maintains books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly holds an interest. At present, Cinergy does not hold any interest in a domestic EWG; Rule 53(a)(2)(i) is therefore inapplicable.

       In accordance with Rule 53(a)(2)(ii), the books and records and financial statements of each foreign EWG and FUCO which is a "majority-owned subsidiary company" of Cinergy are kept in conformity with and prepared according to U.S. generally accepted accounting principles ("GAAP"). Cinergy will provide the Commission access to such books and records and financial statements, or copies thereof, in English, as the Commission may request.

       In accordance with Rule 53(a)(2)(iii), for each foreign EWG and FUCO in which Cinergy directly or indirectly owns 50% or less of the voting securities, Cinergy will proceed in good faith, to the extent reasonable under the circumstances, to cause each such entity's books and records to be kept in conformity with, and the financial statements of each such entity to be prepared according to, GAAP. If such books and records are maintained, or such financial statements are prepared, according to a comprehensive body of accounting principles other than GAAP, Cinergy will, upon request of the Commission, describe and quantify each material variation from GAAP in the accounting principles, practices and methods used to maintain such books and records and each material variation from GAAP in the balance sheet line items and net income reported in such financial statements, as the case may be. In addition, Cinergy will proceed in good faith, to the extent reasonable under the circumstances, to cause access by the Commission to such books and records and financial statements, or copies thereof, in English, as the Commission may request, and in any event will make available to the Commission any such books and records that are available to Cinergy.

       Rule 53(a)(3): No more than 2% of the employees of Cinergy's operating utility subsidiaries will, at any one time, directly or indirectly, render services to EWGs and FUCOs.

       Rule 53(a)(4): Cinergy will simultaneously submit a copy of this statement and of any Rule 24 certificate hereunder, as well as a copy of Cinergy's Form U5S and Exhibits H and I thereto, to each public utility commission having jurisdiction over the retail rates of any Cinergy utility subsidiary.

       Rule 53(b): The provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the provisions of Rule 53(b). Specifically:

       Rule 53(b)(1): Neither Cinergy nor any 10% subsidiary thereof (within the meaning of rule 53(b)(1)) is the subject of any pending bankruptcy or similar proceeding.

       Rule 53(b)(2): Cinergy's average consolidated retained earnings for the four quarters ended March 31, 1997 were approximately $1 billion, versus approximately $946 million for the four quarters ended March 31, 1996, a difference of $54 million (a 5.7% increase).

       Rule 53(b)(3): For the twelve months ended March 31, 1997, Cinergy did not report operating losses attributable to its direct and indirect investments in EWGs and FUCOs aggregating in excess of 5% of consolidated retained earnings.

Item 2.     Fees, Commissions and Expenses

     Applicant estimates that in addition to the fees, commissions, margins and expenses ("Fees") described in Item 1, the following Fees will be incurred directly or indirectly by it or any associate company thereof in connection with the proposed transactions:

       Legal Fees                           $60,000
       Trustee Fees                         $20,000
       Printing Fees                        $40,000
       Rating agency Fees                   $186,000
       Fees of Cinergy Services             $15,000
       Blue sky Fees                        $5,000
       Accountant Fees                      $30,000
       TOTAL                                $356,000

Item 3.       Applicable Statutory Provisions

A.     Introduction

       The proposed issuance and sale and application of the proceeds of the Debentures is subject to sections 6(a) and 7 of the Act and rule 54 thereunder.

       Compliance with rule 54 is addressed above.

       Section 6(a) provides in relevant part that except in accordance with a declaration under section 7 and with the order under such section permitting such declaration to become effective, it shall be unlawful for any registered holding company to issue or sell any security.

B.     The proposed transactions satisfy the standards of section 7.

       Section 7 sets forth a number of standards that must be met as a precondition to issuance by the Commission of an order thereunder permitting the subject declaration to become effective. The proposed transactions satisfies each of these standards.

       1.     The proposed transactions satisfy the relevant criteria of section 7(c).

       Section 7(c) provides in relevant part, in paragraph (2) thereof, that the Commission shall not permit a declaration regarding the issue or sale of a security to become effective unless it finds that:

       such security is to be issued or sold solely (A) for the purpose of refunding, extending, exchanging, or discharging an outstanding security of the declarant ; and/or (D) for necessary and urgent corporate purposes of the declarant where the requirements of the provisions of paragraph (1)/11/ would impose an unreasonable financial burden upon the declarant and are not necessary or appropriate in the public interest or for the protection of investors or consumers.

       Cinergy proposes to issue and sell the Debentures solely to refinance outstanding securities of Cinergy - short-term bank notes issued to finance Cinergy's interest in Midlands and Debentures. Accordingly, the proposed transactions fall squarely within the literal language of section 7(c)(2)(A).

       Alternatively, the proposed transactions also meet the test of section 7(c)(2)(D). In the first place, as already discussed, the proposed issuance and sale of the Debentures is for "necessary and urgent corporate purposes": refinancing short-term funds with long-term funds in respect of a long-term investment - Midlands. As already discussed (see subsections 3 and 4 of Item 1.G), it is financially inappropriate for Cinergy to continue indefinitely to finance its interest in Midlands with roll-overs of short-term funds.

       Second, Cinergy would bear "an unreasonable financial burden," within the meaning of section 7(c)(2)(D), if it were limited to refinancing Acquisition Debt solely with common stock, rather than with Debentures or a mix of Debentures and common stock. This matter has been specifically addressed in Item 1.G.4.

       Finally, the proposed Debentures are not detrimental to the public interest or the interests of investors or consumers within the meaning of section 7(c)(2)(D). As to investors, Cinergy has committed that it would only issue investment grade Debentures; on the basis of that factor alone, the Debentures should be deemed prima facie if not conclusively consistent with the interests of investors./12/ The other proposed terms and parameters of the Debentures (see Item 1.C) are not unfair or onerous to investors, but instead are consistent with or more conservative - such as with respect to use of proceeds - than those applicable to similar securities of electric companies approved by the Commission in recent orders./13/ As to consumers, Exhibit H establishes that the proposed transactions will not negatively impact the Cinergy Operating Companies or their customers. Finally, as to the public interest, if, as here, the proposed financing transactions are concededly consistent with the interests of Cinergy's investors and customers and industry financing practices, it follows that the subject financing transactions are consistent with the public interest as well.

       2.     The proposed transactions satisfy each of the tests of
section 7(d).

       Section 7(d) provides, in relevant part, that if the requirements of subsections (c) and (g) are satisfied,/14/ the Commission shall permit a declaration regarding the issue or sale of a security to become effective unless it finds that:

       (1) the security is not reasonably adapted to the security structure of the declarant and other companies in the same holding company system;

       (2) the security is not reasonably adapted to the earning power of the declarant;

       (3) financing by the issue and sale of the particular security is not necessary or appropriate to the economical and efficient operation of a business in which the applicant lawfully is engaged or has an interest;

       (4) the fees, commissions, or other remuneration, to whomsoever paid, directly or indirectly, in connection with the issue, sale, or distribution of the security are not reasonable; or

       (5) the terms and conditions of the issue or sale are detrimental to the public interest or the interest of investors or consumers.

a.     Section 7(d)(1):  The Debentures are reasonably adapted to the
security      structure of Cinergy and its associate companies.

       Because the Debentures will only be issued to refund outstanding Cinergy debt, the pro forma effect of the proposed transactions will not affect the existing total debt/total capital ratio of Cinergy. As noted above, Cinergy's pro forma consolidated debt ratio is consistent with that of a BBB' electric utility.

       The Commission has authorized registered electric utility holding companies to issue intermediate and long-term debt only in limited instances. The foregoing notwithstanding, within the past two years the Commission has authorized GPU, Inc. to issue $300 million of 40-year debentures and The Southern Company to issue $2 billion of 7-year term-notes./15/ Most of the relevant, generally more restrictive cases were decided decades ago./16/ The factual underpinnings of these earlier decisions - major ongoing construction programs for new baseload generating facilities together with significant external financing needs including at
the parent holding company level   are not relevant in the present case.

       What is relevant is that the Debentures will be investment grade securities and that the Cinergy Operating Companies and their customers will not be adversely affected. Many other electric utilities and electric utility holding companies are issuing similar debt securities in today's capital markets. Like Cinergy, they recognize the financing benefits of these securities.

       It is also relevant, for purposes of the specific statutory analysis under section 7, that the Debentures will be issued solely to refund outstanding securities of Cinergy. The transaction thus falls within the literal language of section 7(c)(2)(A) and accordingly, based on a plain reading of the disjunctive "and/or" clauses of section 7(c)(2), should not need to satisfy any of the other alternate bases for approval set forth therein./17/ This reading does no violence to section 7: the subject transaction must still pass muster under all the other criteria specified therein, e.g., section 7(d) (with its multiple standards) and
(g). These other criteria - such as the very criterion the satisfaction of which is being addressed now - ensure a full assessment of the "appropriateness" of the subject financing transaction.

b.     Section 7(d)(2):  The Debentures are reasonably adapted to the
earning       power of . . . . . . . . . .Cinergy

       Because it is a holding company, the ability of Cinergy to meet its interest obligations on the Debentures hinges on the earnings of its subsidiaries, including the Cinergy Operating Companies and Midlands. As previously discussed (see Item 1.G.5), Cinergy will have the financial capacity to discharge all of its payment obligations on the Debentures without adversely affecting the Cinergy Operating Companies.

c. Section 7(d)(3): Financing by the issue and sale of the Debentures is necessary or appropriate to the economical and efficient operation of Cinergy's business

       Cinergy financed the acquisition of its interest in Midlands solely with short-term debt which Cinergy has reborrowed or rolled over numerous times since the acquisition was completed in the third quarter of 1996. Cinergy's intent was that this short-term financing would only serve as a bridge until permanent financing was arranged. In any case, the current arrangement cannot be continued indefinitely. For the reasons already discussed, Cinergy believes that it is financially appropriate and consistent with the standards of the Act that it refinance Acquisition Debt with Debentures.

d. Section 7(d)(4): The fees for the proposed transactions are reasonable.

       The fees, commissions, expenses and margins estimated or referenced in Item 2 are in Cinergy's view on their face reasonable and are consistent with recent electric company debenture orders issued by the Commission./18/


       e. Section 7(d)(6): The terms and conditions of the issue and sale of the Debentures are not detrimental to the public interest or the interest of investors or consumers.

       Cinergy has already addressed at length why the proposed transactions are not detrimental to the "protected interests."

Item 4.       Regulatory Approval

       No state or federal regulatory agency other than the Commission under the Act has jurisdiction over the proposed transactions.

Item 5.       Procedure

       The applicable public notice period having expired with no requests for intervention having been filed, Cinergy requests that the Commission issue an order authorizing the proposed transactions as soon as possible. Cinergy requests that there be no waiting period between the issuance of the Commission's order and its effective date.

       Cinergy waives a recommended decision by a hearing officer or other responsible officer of the Commission and consents that the Staff of the Division of Investment Management assist in the preparation of the Commission's order.

Item 6.       Exhibits and Financial Statements

       (a)    Exhibits:

       A-1          Form of Debenture (included as part of Exhibit A-2 and
Exhibit A-3)
       A-2          Form of Indenture (previously filed)
       A-3          Form of Supplemental Indenture (previously filed)
       B-1          Form of Purchase Agreement (previously filed)
       C            Not applicable
       D            Not applicable
       E            Not applicable
       F-1          Preliminary opinion of counsel (filed herewith)
       G-2          Further revised form of notice of proposed
transactions for publication in Federal Register (previously filed)
       H            Certain Financial Projections (filed in paper format
only pursuant to rule 104 under claim for confidential treatment).

       (b)          Financial Statements:

       FS-1         Cinergy Pro Forma Consolidated Financial Statements
dated December 31, 1996 (previously filed)
       FS-2         Cinergy Pro Forma Financial Statements dated December
31, 1996 (previously filed)
       FS-3         Cinergy Consolidated Financial Data Schedule (included
as part of electronic submission only)
       FS-4         Cinergy Financial Data Schedule (included as part of
electronic submission only)

Item 7.  Information as to Environmental Effects

       (a) The Commission's action in this matter will not constitute major federal action significantly affecting the quality of the human environment.

       (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

                                SIGNATURE

       Pursuant to the requirements of the Act, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.
Dated: June 25, 1997

                                     CINERGY CORP.


                                     By:  /s/ William L. Sheafer
                                       Vice President and Treasurer

                                   ENDNOTES

/1/ Since registering as a holding company in October 1994, Cinergy has not issued any commercial paper.

/2/ For information with respect to the guarantee authority, see Release No. 35-26723, May 30, 1997.

/3/ Pursuant to prior Commission orders (Release Nos. 35-26477, February 23, 1996; 35-26159, November 18, 1994), Cinergy may currently issue and sell less than one million shares of common stock (apart from common stock issued in connection with Cinergy stock-based benefit plans), representing the balance of authorized shares originally totaling eight million.

/4/   As previously discussed, from time to time Cinergy may also determine to issue and sell Debentures with floating rates of interest as well as multi-modal Debentures, i.e., Debentures that through a periodic reset feature may alternately carry both fixed and floating rates of interest.

/5/ Currently there exists a relatively flat Treasury yield curve in which the yield differential between 2-year Treasury notes and 30-year Treasury bonds is below 70 basis points.

/6/ The "Cinergy Operating Companies" are Cinergy's two direct domestic utility subsidiaries, PSI Energy, Inc. ("PSI") and The Cincinnati Gas & Electric Company ("CG&E"), together with CG&E's wholly-owned utility subsidiaries: The Union Light, Heat and Power Company ("ULH&P"), Lawrenceburg Gas Company, The West Harrison Gas and Electric Company and Miami Power Corporation. The three principal Cinergy Operating Companies, based on total assets and operating revenues (see Item 10 of Cinergy's 1996 Annual Report on Form U5S), are CG&E, PSI and ULH&P.

/7/   See the quarterly rule 24 certificates in File No. 70-8521, commencing with the rule 24 certificate covering the second quarter of 1996, for a detailed chronology of these successive borrowings and reborrowings.

/8/ See generally U.S. Securities and Exchange Commission, Division of Investment Management, "The Regulation of Public-Utility Holding
Companies," at 41-46 (June 20, 1995) ("1995 Report").

/9/  Release No. 35-25886, 55 SEC Docket at 106, 109 (September 23,
1993)(adopting rule 53), aff'd sub nom. National Ass'n of Regulatory Utility Commissioners v. SEC, 63 F. 3d 1123 (D.C. Cir. 1995).

/10/  March 24, 1997, at 148-149.

/11/   Paragraph (1) of Section 7(c) provides that:

       (1) such security is (A) a common stock having a par value and being without preference as to dividends or distribution over, and having at least equal voting rights with, any outstanding security of the declarant; (B) a bond (i) secured by a first lien on physical property of the declarant, or (ii) secured by an obligation of a subsidiary company of the declarant secured by a first lien on physical property of such subsidiary company, or
       (iii) secured by any other assets of the type and character which the Commission by rules and regulations or order may prescribe as appropriate in the public interest or for the protection of investors; (C) a guaranty of, or assumption of liability on, a security of another company; or (D) a receiver's or trustee's certificate duly authorized by the appropriate court or courts.

/12/   In the 1995 Report, the Commission's Division of Investment
Management noted that "[t]he SEC looks to the existence of investment grade ratings by nationally recognized statistical rating organizations as a factor in the administration of some securities statutes, and the use of ratings is an important component of the SEC's regulatory program.' " Id. at 57 (footnotes omitted; quoting Securities Act Release No. 7085 ("Nationally Recognized Statistical Rating Organizations"), at 8 (Aug. 31,
1994). The Division added that although it believes ratings should not be the single determinative factor in considering whether to approve a proposed financing transaction, "they may be useful in considering such transactions," and "recommend[ed] that the SEC consider securities ratings in making determinations under the Act in connection with the consideration of applications relating to financing, acquisitions, dividends and diversification." Ibid.

/13/ Cf. Central and South West Corporation, et al., Release No. 35-26687, March 17, 1997; Alabama Power Company, et al., Release No. 35-26560, August 26, 1996; General Public Utilities Corporation, Release No. 35-26559,
August 23, 1996; Jersey Central Power & Light Company, Release No. 35-26246, March 6, 1995.

/14/  Cinergy has established the proposed transactions' compliance with section 7(c). Section 7(g), which applies where a state commission has jurisdiction over the proposed transactions, is irrelevant (see Item 4).

/15/ See General Public Utilities Corporation, Release No. 35-26559, August 23, 1996 (authorizing issuance of $300 million aggregate principal amount of 1-40 year debentures for various corporate purposes including investments in subsidiaries); The Southern Company, Release No. 35-26489, March 13, 1996 (authorizing issuance of $2 billion aggregate principal amount of, among other securities, 7-year term-loan notes for various corporate purposes including investments in subsidiaries); The Southern Company, Release No. 35-26346, August 1, 1995 (modifying prior financing order to permit 7-year term notes, subject to $1 billion ceiling). Unlike in the instant case, Southern and GPU did not propose to issue their intermediate or longer term debt securities solely to refinance outstanding securities or solely to fund non-core operations.

/16/ For a comparatively recent example, see Northeast Utilities, Release No. 35-19519, May 7, 1976 (authorizing issuance of $50 million principal amount of 10-year unsecured promissory notes for purpose of making equity investment in subsidiary and retiring short-term debt).

/17/ In any event, Cinergy has shown herein that it would issue the Debentures for "necessary and urgent corporate purposes of the declarant" within the meaning of section 7(c)(2)(D).

/18/ See Central and South West Corporation, et al., Release No. 35-26687, March 17, 1997; Alabama Power Company, et al., Release No. 35-26560, August 26, 1996; General Public Utilities Corporation, Release No. 35-26559,
August 23, 1996; Jersey Central Power & Light Company, Release No. 35-26246, March 6, 1995.